October 28, 2008

Via EDGAR (Correspondence) and Courier

Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	Empresa Nacional De Electricidad S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 1-13240

Dear Mr. Owings:

By letter dated September 26, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”).  In response to your comments and on behalf of the Company, I have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Form 20-F for the year ended December 31, 2007

Item 15. Controls and Procedures, page 128

1.	Disclosure Controls and Procedures, page 128

We note your statement that "...even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives..." and your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. In future filings please revise to state clearly, if true, that your disclosure controls and procedures are also designed to provide reasonable assurance of achieving their objectives or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No 33-8238.

Response:

We duly note the Staff’s comment and will enhance the disclosure of Control and Procedures, as requested, in future filings of Form 20-F. We currently expect to include the following information.

“(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) - 15 (e) and 15 (d) - 15 (e) under the Exchange Act) for the year ended December 31, 20XX. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures are designed only to provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Item 18. Financial Statements, page 132

2.
Based on the financial information provided in Note 10a on page F-48, it appears that Inversiones Gas Atacama Holding Ltda and Endesa Brazil S.A. are considered significant equity investees. As such, advise us how you consider Rule 3-09 of Regulation S-X in determining whether audited financial statements of these subsidiaries should be provided in the filing. Note that the significance tests should be based on US GAAP amounts. Please provide us your significance test results in your response.

Response:

We have included the significance test results under Rule 3-09 of Regulation S-X for 2007 in “Attachment 1”. We respectfully inform the Staff that our significance computations were performed using U.S. GAAP and that we did not identify any significant equity investees in accordance with the aforementioned rule.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

16.  Bonds and notes payable, page F-62 (64-65)

3.
We note your disclosures that the Fourth and Fifth Bond Issuances are generally guaranteed. Tell us the meaning of "generally guaranteed". Also, in light of the various public debt as disclosed in Note 16, please tell us your consideration of Rule 3-10(a)(l) and (3) of Regulation S-X in determining whether you are required to provide guarantor financial statements.

Response:

The Fourth and Fifth Bond Issuances, which correspond to Chilean Bonds, are unsecured.  There is neither a guarantor nor liens related to such issuances. The disclosure refers to Article 2465 of the Chilean Civil Code which provides that all debt obligations give the creditor the right to seek the debtor's assets, both present and future, except for those that according to law are unattachable. The abovementioned provision explains the disclosure used in the Form 20-F.

20.  Other Income and Expenses, page F-81

4.
We note your disclosures of "reversal of contingency provision" amounts within the "Other income and expenses" caption. In that regard, tell us the nature of the line item "reversal of contingency provision" and the related accounting policies under Chilean and US GAAP. Also, explain to us why the reversal is not considered a correction of an error under US GAAP.

Response:

As described in Item 5. Operating and Financial Review and Prospects, A.1.d “Critical Accounting Policies” of our Form 20-F, in the normal conduct of its business the Company usually has to cope with complaints that lead to tax and legal proceedings. The legal and tax proceedings identified are evaluated based on generally accepted accounting principles for contingencies and would result in recording a provision in those cases in which an adverse ruling in the proceeding has been assessed as probable and the amount of the contingency can be reasonably quantified.  We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies. The status of the proceedings is evaluated on a regular basis. With this information,

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

management evaluates the sufficiency of the provisions made and reverses all those provisions in which the rulings have been favorable to the Company, or those provisions in which a negative result for the Company originally evaluated as probable has been changed to a more favorable expected outcome. The effect of the reversal of the accruals for proceedings that have been ruled in favor of the Company, and the effect of the change in the assessment of proceedings from probable to possible or remote, are recorded in our income statement under ‘Other non-operating income.’

Chilean generally accepted accounting principles (Chilean GAAP) for contingencies and the criteria for classifying proceedings as probable, possible and remote, do not differ significantly from US generally accepted accounting principles (US GAAP). Hence, the reversal of the proceedings ruled in the Company’s favor, and the effect of the changes in the status from probable to possible or remote, have not generated any difference that needs to be presented in the reconciliation of results from Chilean GAAP to US GAAP.  Furthermore, the disclosure entitled "reversal of contingencies provision" within the "other income and expenses" caption includes the reversal of other accruals that are not related to litigation contingencies.

Based on the description of the "reversal of provisions for contingencies" within the "other income and expenses," there are no errors to be corrected under US GAAP

Under US GAAP these reversals have been reclassified as operating income, as noted on Note 32 (j)(i) on page F-160.

32.  Differences between Chilean and United States Generally Accepted Accounting Principles, page F-122

I. Difference in Measurement methods, page F-122

5.
We note from Note 5a that the accounts receivable balances increased about 24% under 90 days aged and 49% over 90 days aged, comparing December 31, 2007 with 2006. We also note your allowance decreased by approximately 44% over the same comparative period. Explain to us why the allowance did not experience a corollary increase in light of the noticeable increase in receivables aged over 90 days. Tell us if your policy for provisioning receivables has changed and clarify for us if you have the same accounting policy under Chilean and US

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

GAAP. See paragraph .13.c. of SOP 01-6. Please show us what your proposed disclosures will look like.

Response:

Accounts receivable balance increased during fiscal year 2007, mostly in Chile due to higher sales prices.

The increase in accounts receivable over 90 days aged balance, corresponds to a single debt that took six months to be paid by Electroperú (a non-related Peruvian distributor) to our subsidiary Edegel, an event that under our analysis did not need to be provisioned as uncollectible. This situation was resolved during 2008.

The allowance balance decreased, due to Electrosurmedio (a non-related Peruvian distributor) paying to Edegel receivables that were provisioned as uncollectible during 2004.

The company’s policy for provisioning allowances, which complies with both US GAAP and Chilean GAAP, has remained unchanged. This policy provisions an allowance when it is probable that a receivable will not be collected. The Company is able to perform a case-by-case allowance provisioning analysis, due to its business nature and low number of customers.

The Company believes that it complies with the requirements of the paragraph 13.c of SOP 01-6.

(v) Exchange of non-financial assets and acquisition of minority interest, page F-136

6.
Tell us in detail the ownership structures of Betania and Emgesa, including any third party minority interests before and after the merger, in which you accounted for the acquisition of the minority interests in the transaction under the purchase method of accounting. Identify for us the third party minority interest holder(s), if any, in Betania and Emgesa in your response. For example, we note in Note 10.c.(v) (on page F-51) that, prior to the merger, you directly and indirectly owned a 99.99% interest in Betania and a 23.45% indirect interest in Emgesa. We also note in Note 18.a (on page F-77) that you owned a 76.55% direct interest in Emgesa as of December 31, 2006 which adds up to 100% direct and indirect

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

ownership interest in the entity.

Response:

In response to the Staff’s Comment, you may find below the ownership structure of Betania and Emgesa, before and after the merger:

i)	Structure before the merger:

Betania’s Ownership Structure		Emgesa’s Ownership Structure
Endesa Chile	5.01%	Betania	23.45%
Conosur	94.98%	Endesa Internacional	25.03%
Other Non Related	0.01%	Empresa de Energía de Bogotá	51.51%
		Other Non Related	0.01%
	100.00%		100.00

Before the merger Endesa Chile owned a 99.99% interest in Betania, 5.01% directly, and 94.98%, indirectly, through its subsidiary Conosur. Endesa Chile owned a 100% direct interest in Conosur.

Additionally, we respectfully inform the Staff that the 76.55% mentioned in your comment corresponds to the minority interest in Emgesa, and represents the interest of Endesa Internacional and Empresa de Energía de Bogotá in the aforementioned subsidiary. Endesa Internacional is the parent of Enersis S.A., our parent, but from the point of view of Endesa Chile, is considered minority interest.

It should be noted that Endesa Chile had control of Emgesa through a shareholders’ agreement for the purpose of directors’ appointment.

ii)	Structure after the merger:

Emgesa’s Ownership Structure
Conosur	27.46%
Endesa Chile	1.44%
Endesa Internacional	23.25%
Empresa de Energía de Bogotá S.A.	47.85%
100.00%

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

The merger took place on September 2007. Before and after the merger Endesa Chile has the right to appoint the majority of the board members of Emgesa, due to the above-mentioned shareholders’ agreements.

Afterwards, on November 2007, Endesa Internacional and Conosur sold to Empresa de Energía de Bogotá S.A from their shares approximately 1.63% and 2.03%, respectively. Endesa Chile maintained control over Emgesa due to such shareholders' agreement.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

(v) Exchange of non-financial assets and acquisition of minority interest, page F-136

7.
In addition, we note your disclosures in Note 18a that shareholders of former Emgesa, Endesa Chile and Endesa Internacional are under common control of your parent company, Endesa S.A. In that regard, identify and clarify for us these common control shareholders or parties involved in the transaction and their relationships.

Response:

Endesa, S.A. owned 100% direct interest in Endesa Internacional and through its subsidiary Enersis S.A., had the controlling interest in Endesa Chile. Please see the chart below:

Before and after the merger Endesa Chile has the right to appoint the majority of the board members of Emgesa, through shareholders’ agreements.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

(c)  Segment Disclosure, page F-148

8.
In future filings please include corporate and all other business activities not directly attributed to Chilean reportable segment in an "all other" category or similar caption with explanatory disclosure. Alternatively please disclose that these non-related business activities are immaterial to Chilean segment activities, as applicable. See paragraph 21 of SFAS No. 131.

Response:

For future filings, we currently expect to include disclosure for other non-related business activities in Chile, if applicable, notwithstanding the fact that we consider them to be immaterial.  As reference, page 77 of Endesa Chile’s 2007 Form 20-F mentions that the other businesses or activities, not related to electricity, represented 4.8% of total consolidated revenues as of December 2007. In “Attachment 2” we have incorporated a pro-forma layout of such proposed disclosure.

i)  Derivative instruments, page F-156

9.
We note your disclosure of cash flow hedge use in your hedging policies. If material, please provide full disclosure in accordance with paragraphs 45.b.(2) and (4) and SFAS 133, or state the amounts are immaterial.

Response:

In response to the Staff’s comment, the Company respectfully states with respect to paragraph 45.b.(2) that the amount of cash flow hedge is immaterial, and with respect to paragraph 45.b.(4) that it is improbable that any transaction of such nature will be carried out. Therefore, we did not include further disclosure.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

Item 19. Exhibits

10.
We note from your cover page that you have debt registered pursuant to Section 15(d) of the Act. Please tell us how you have complied with the requirements to provide a schedule explaining the calculation of a ratio of earnings to fixed charges as set forth in section (c)(v)(7) of the Instructions to Item 19 of Form 20-F.

Response:

The Company respectfully submits that the schedule explaining a calculation of a ratio of earnings to fixed charges is not required in the Company’s Form 20-F. Section (c)(v)(7) of the Instructions to Item 19 of Form 20-F requires filing an exhibit containing “(a) statement explaining in reasonable detail how any ratio of earning to fixed charges, any ratio of earnings to combined fixed charges and preferred stock dividends or any other ratios in the registration statement or report were calculated.” The Company’s Form 20-F does not include any ratio of earnings to fixed charges and, as a result, the Company did not include any exhibit pursuant to section (c)(v)(7).

Item 3 of Forms F-1 and F-3, respectively, require furnishing the information required by Item 503 of Regulation S-K. Item 503(d) of Regulation S-K requires including a ratio of earnings to fixed charges when registering debt securities. There is no similar requirement in Form 20-F and the Company’s Form 20-F is not incorporated by reference into any registration statement requiring such disclosure, as a result, we do not believe we are required to include a ratio of earnings to fixed charges in our annual report on Form 20-F or include a related exhibit.

*  *  *  *

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call  Victoria Salinas at 562 353 4512.

Yours sincerely,

/s/ Manuel Irarrázaval
Manuel Irarrázaval Chief Financial Officer

c.c.	Mr. Nicholas Kronfeld, Esquire (Davis Polk & Wardwell).
Mr. Marek Borowski (Ernst & Young)
Mr. Rafael Mateo, Chief Executive Officer
Mr. Maurilio Salgado, Accounting Manager
Mr. Nicolás Billikopf, Capital Markets & Compliance Director

ATTACHMENT 1

EMPRESA NACIONAL DE ELECTRICIDAD
SEC Comments - Question 2
31-Dec-2007

I.    INVESTMENT TEST

				(N-1)
					Is (N-1) greater then (N-2) ¿?
Company	% Participation	Investment	Goodwill	Total investment
		ThCh$	ThCh$	ThCh$

Inversiones Gas Atacama Holding Ltda.	50.00%	27,255,769	-	27,255,769	NO
Endesa Brasil	40.45%	345,011,513	-	345,011,513	NO
Gas Atacama Generación S.A.	0.05%	(2,504)	-	(2,504)	NO
Gasoducto Atacama Argentina S.A.	0.03%	35,388	-	35,388	NO
Gasoducto Atacama Chile S.A.	0.05%	46,862	-	46,862	NO
Centrales Hidroeléctricas de Aysen S.A.	51.00%	14,921,838	-	14,921,838	NO
Inversiones Electrogas S.A.	42.50%	7,335,639	-	7,335,639	NO
Cía. de Energía del Mercosur S.A.	45.00%	3,414,901	-	3,414,901	NO
Transmisora Eléctrica de Quillota Ltda.	50.00%	4,037,542	-	4,037,542	NO
Gas Atacama S.A.	0.00%	1,808	-	1,808	NO
Electrogas S.A.	0.02%	3,406	-	3,406	NO
Distrilec Inversora S.A.	0.89%	2,249,432	-	2,249,432	NO
Consorcio ARA - Ingendesa Ltda.	50.00%	106,137	-	106,137	NO
Sociedad Consorcio Ingendesa Ara Ltda.	50.00%	11,910	-	11,910	NO
Consorcio Ingendesa Minmetal Ltda.	50.00%	16,400	-	16,400	NO
Consorcio Ara Ingendesa Sener Ltda.	33.33%	(1,761)	-	(1,761)	NO
GNL Chile S.A.	33.33%	(569,619)	-	(569,619)	NO
GNL Quinteros S.A.	20.00%	1,590,042	-	1,590,042	NO
Central Térmica San Martín S.A.	23.10%	16,398	-	16,398	NO
Central Térmica Manuel Belgrano S.A.	23.10%	16,397	-	16,397	NO

Total assets under US GAAP		5,126,546,662.00
20%		1,025,309,332	(N-2)

ATTACHMENT 1

II.    INCOME TEST

(1) Consolidated income (loss)
From continuing operations (before income taxes, extraordinary items, and the accumulative effect of an accounting change).
This amount includes pretax equity income of unconsolidated subsidiaries and 50%-or -less-owned companies whose operations are continuing.

Consolidated Income Rule	(I-1)	298,744,811
Average Consolidated Income Rule	(I-2)	239,245,000 90% of (I-2) is less than (I-1)
20% of (I-1)	(J-1)	59,748,962

			<1>		<2>
		(N-1)			(O)	(P)	(Q)	(R)
Company	% Participation	Participation in Pretax Income (loss) under US GAAP	(N-1) and (J-1) are positive figures ¿?	(N-1) is Greater then (J-1) ¿?	Consolidated income (loss) using the greater of (I-1) or (I-2)	Add back potentially significant subsidiary's Income (loss) it included in consolidation	Consolidated income (loss) exclusive of tested subsidiary's if included in consolidation	20% of Q	Is (P) greater than (R) ¿?
		ThCh$			ThCh$	ThCh$	ThCh$	ThCh$
		<a>
Inversiones Gas Atacama Holding Ltda.	50.00%	(51,837,881)	NO	N/A	298,744,811	(51,837,881)	350,582,692	70,116,538	NO
Endesa Brasil	40.45%	37,655,055	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Gas Atacama Generación S.A.	0.05%	(17,645)	NO	N/A	298,744,811	(17,645)	298,762,456	59,752,491	NO
Gasoducto Atacama Argentina S.A.	0.03%	1,392	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Gasoducto Atacama Chile S.A.	0.05%	11,651	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Centrales Hidroeléctricas de Aysen S.A.	51.00%	(982,276)	NO	N/A	298,744,811	(982,276)	299,727,087	59,945,417	NO
Inversiones Electrogas S.A.	42.50%	2,268,785	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Cía. de Energía del Mercosur S.A.	45.00%	29,177	YES	NO	298,744,811	-	298,744,811	59,748,692	NO
Transmisora Eléctrica de Quillota Ltda.	50.00%	392,925	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Gas Atacama S.A.	0.00%	(61)	NO	N/A	298,744,811	(61)	298,744,872	59,748,974	NO
Electrogas S.A.	0.02%	1,664	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Distrilec Inversora S.A.	0.89%	87,851	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Consorcio ARA - Ingendesa Ltda.	50.00%	169,245	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Sociedad Consorcio Ingendesa Ara Ltda.	50.00%	(12,550)	NO	N/A	298,744,811	(12,550)	298,757,361	59,751,472	NO
Consorcio Ingendesa Minmetal Ltda.	50.00%	746	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Consorcio Ara Ingendesa Sener Ltda.	33.33%	(2,094)	NO	N/A	298,744,811	(2,094)	298,746,905	59,749,381	NO
GNL Chile S.A.	33.33%	(137,496)	NO	N/A	298,744,811	(137,496)	298,882,307	59,776,461	NO
GNL Quinteros S.A.	20.00%	(147,132)	NO	N/A	298,744,811	(147,132)	298,891,943	59,778,389	NO
Central Térmica San Martín S.A.	23.10%	-	YES	NO	298,744,811	-	298,744,811	59,748,962	NO
Central Térmica Manuel Belgrano S.A.	23.10%	-	YES	NO	298,744,811	-	298,744,811	59,748,962	NO

<1> On an individual basis, if both (N-1) and (J-1) are greater than (J-1), the last is met-the subsidiary is significant and separated financial statement are filed.
<2> If either (N) or (J), but not both, are loss figures, the test is made by comparing the potentially significant subsidiary (N-1) with the consolidated figures excluding the income or loss of the potentially significant subsidiary.

ATTACHMENT 1

Year	Net income (loss) under US GAAP	Income taxes under US GAAP	Income from discontinued operations, net of tax and minority interest	Cum. Effect of Acc. Change under US GAAP	Net income before income taxes, extraordinary items and acc. Effect under US GAAP	Price level restatement to Dec 31, 2007	Net income before income taxes, extraordinary items and acum. Effect under US GAAP
	Million Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$		Million Ch$
2003	72,735	24,469	115	(120)	48,272	1.1644	56,209
2004	64,750	(152,273)	-	1,207	215,816	1.1360	245,174
2005	100,276	(99,743)	-	-	200,019	1.0966	219,332
2006	211,894	(138,913)	-	-	350,807	1.0740	376,767
2007	181,442	(117,303)	-	-	298,745	1.0000	298,745
5-year average							239,245

If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be used for computational purposes.

<a>  For the case of Gas Atacama Holding Ltda, the amount includes impairment charge of ThCh$ 46,741,982 under US GAAP.

ATTACHMENT 2

	Chile		Argentina		Peru		Colombia		Total
	ThCh$		ThCh$		ThCh$		ThCh$		ThCh$
	Generation	Other Business	Generation	Other Business	Generation	Other Business	Generation	Other Business	Generation	Other Business

2008
Total revenues
Depreciation and amortization
Operating income

Long lived assets (net)

2007
Total revenues
Depreciation and amortization
Operating income

Long lived assets (net)

2006
Total revenues
Depreciation and amortization
Operating income

Long lived assets (net)